                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (RULE 13D - 101)
                               (AMENDMENT NO. 2)*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d - 2(a)

                           METRETEK TECHNOLOGIES, INC.
                    (F/K/A MARCUM NATURAL GAS SERVICES, INC.)
                    -----------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   566323-30-9
                                   -----------
                                 (CUSIP Number)

                                W. PHILLIP MARCUM
                         C/O METRETEK TECHNOLOGIES, INC.
                            1675 BROADWAY, SUITE 2150
                                DENVER, CO 80202
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 6, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d - 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

------------------------                                ------------------------
CUSIP NO.  566323-30-9                                  PAGE 2 OF 6 PAGES
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   1     NAME OF REPORTING PERSON

         W. Phillip Marcum

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         PF

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [  ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

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                     7    SOLE VOTING POWER
                          240,603
   NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY        8    SHARED VOTING POWER
   OWNED BY               0
     EACH
   REPORTING     ---------------------------------------------------------------
    PERSON           9    SOLE DISPOSITIVE POWER
     WITH                 240,603
   REPORTING
    PERSON       ---------------------------------------------------------------
     WITH            10   SHARED DISPOSITIVE POWER
                         0

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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         240,603

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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.68%

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  14     TYPE OF REPORTING PERSON

         IN
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        *   See instructions before filling out.

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D ("Amendment No.2") relates to the common stock, par value $.01 per share ("Common Stock"), of Metretek Technologies, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 1675 Broadway, Suite 2150, Denver, Colorado 80202. This Amendment No. 2 amends the Amendment No. 1 to Schedule 13D ("Amendment No. 1") previously filed by W. Phillip Marcum (the "Reporting Person") to reflect certain events since the filing of Amendment No. 1.

ITEM 2. IDENTITY AND BACKGROUND.

     No changes from Amendment No. 1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The event which resulted in the change in the Reporting Person's beneficial ownership of the Common Stock requiring the filing of this Amendment No. 2 occurred on October 6, 1999, when options to purchase beyond shares of Common Stock, which stock options were previously unexercisable, became exercisable by the Reporting Person and, thus, became deemed beneficially owned by the Reporting Person for purposes of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. This event did not involve the purchase of any shares of Common Stock or other securities by the Reported Person, and thus involved no funds or other consideration.

ITEM 4. PURPOSE OF THE TRANSACTION.

     On October 6, 1998, the Board of Directors of the Issuer authorized the general repricing (the "Repricing") of all outstanding options to purchase shares of Common Stock that had previously been granted by the Issuer. As a result of the Repricing, (i) the exercise price of all outstanding options to purchase Common Stock, including options granted by the Issuer to the Reporting Person, was reduced to $2.00, the closing sale price of the Common Stock on the date of the Repricing as reported on the Nasdaq National Market, (ii) the vesting period with respect to options to purchase 37,500 shares of Common Stock held by the Reporting Person was accelerated to October 6, 1999, and (iii) no repriced options were exercisable, even if vested prior to the Repricing, until October 6, 1999. All other terms and conditions of the stock options granted to the Reporting Person remained unchanged. Due to the October 6, 1999 expiration of the one year moratorium on stock option exercises imposed as part of the Repricing, the Reporting Person has become the beneficial owner of 120,000 shares of Common Stock issuable upon the exercise of vested and exercisable options held by the Reporting Person.

     The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes. The Reporting Person may from time to time in the future acquire beneficial ownership of additional shares of Common Stock or securities convertible into shares of Common Stock (including Common Stock Purchase Warrants) or dispose of any shares of Common Stock or securities convertible into shares of Common Stock (including Common Stock Purchase Warrants) beneficially owned by him. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as
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Chairman of the Board, Chief Executive Officer and President of the Issuer, the
Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions specified in
(a) through (j) of Item 4.

     Other than as set forth above, the Reporting Person does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4, although the Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 6, 1999, the Reporting Person beneficially owned 240,603 shares of Common Stock (including 7,750 shares of Common Stock held of record by his wife, Barbara Marcum), representing 6.68% of the issued and outstanding shares of Common Stock of the Issuer (based upon 3,460,344 shares of Common Stock issued and outstanding as of such date, plus exercisable options to purchase 120,000 shares of Common Stock, plus exercisable Warrants to purchase 22,120 shares of Common Stock).

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all shares of Common Stock beneficially owned by him.

     (c) During the past 60 days, other than the October 6, 1999 expiration of the one year moratorium on the exercisability of 120,000 stock options imposed as part of the Reprising, the Reporting Person has not effected any transactions in the Common Stock.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person has the right to acquire 120,000 shares of Common Stock upon the exercise of options which became exercisable on October 6, 1999 pursuant to the Issuer's 1991 Stock Option Plan, and 22,120 shares of Common Stock upon the exercise of currently exercisable Common Stock Purchase Warrants pursuant to the Issuer's Warrant Agency Agreement, dated September 10, 1998, between the Issuer and American Securities Transfer & Trust, Inc.

     Pursuant to the Employment Agreement, dated June 11, 1991, as amended, between the Reporting Person and the Issuer, upon the termination of the employment of the Reporting Person for any reason whatsoever, the Reporting Person has the right to require the Issuer to repurchase up to 10,000 shares of Common Stock held by him on the date of termination at the "Fair Market Value" of such shares of Common Stock on the date of receipt by the Issuer of a written repurchase notice. For
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purposes of the Employment Agreement, the "Fair Market Value" of his shares shall be the average closing bid price of the shares of Common Stock over the 20 trading days preceding the date of notice.

     In addition, pursuant to the Reporting Person's Employment Agreement, the Issuer is required to establish an Incentive Compensation Fund, to be administered by the Compensation Committee of the Board of Directors of the Issuer, to provide for incentive compensation to be paid by each officer or employee (including the Reporting Person) deemed by the Compensation Committee to have made a substantial contribution to the Issuer in the event of a change of control of the Issuer or of the sale of substantially all of the assets of the Issuer or similar transactions. The total amounts of incentive compensation from the fund available for distribution will be determined by a formula based on the amount by which the Fair Market Value per share of the Common Stock exceeds $10.08, multiplied by a factor ranging from 10-20% depending upon the ratio of the Fair Market Value to $10.08. In the case of the sale of the significant subsidiary of the Issuer or substantially all of the assets of a significant subsidiary, a similar pro-rata distribution is required.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies or otherwise.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     In addition to the exhibits previously filed pursuant to the Reporting Person's Schedule 13D, as previously amended, the following exhibit is filed herewith:

     6. Amendment No. 2 to the Employment Agreement, dated as of December 3, 1998, between Metretek Technologies, Inc. and W. Phillip Marcum (incorporated by reference to Exhibit 10.5 to the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1998).
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 13, 1999                          /s/ W. Phillip Marcum
                                                 -------------------------------
                                                 W. Phillip Marcum